Exhibit 99.151

CONSENT OF PETERS GEOSCIENCES

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” dated July 18, 2012 (the “Daneros Technical Report”), (2) the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, dated March 15, 2011 (the “Whirlwind Technical Report”), (3) the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah” dated March 15, 2011 (the “Energy Queen Technical Report”), (4) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado” dated November 30, 2008 (the “Willhunt Technical Report”), (5) the technical report entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado” dated December 16, 2011 (the “Sage Plain Technical Report”), (6) the Company’s Management Discussion and Analysis for the year ended September 30, 2011, which includes reference to the undersigned in connection with technical information relating to the Whirlwind Technical Report and the Energy Queen Technical Report, and the properties described therein, (7) the Management Information Circular of the Company dated January 10, 2012 which incorporates by reference the Whirlwind Technical Report, the Energy Queen Technical Report and the Sage Plain Technical Report and the properties described therein, (8) the Annual Information Form of the Company dated December 17, 2011, which includes reference to the undersigned in connection with technical information relating to the Whirlwind Technical Report, the Energy Queen Technical Report and the Sage Plain Technical Report and the properties described therein, (9) the Annual Information Form of the Company dated December 20, 2012, which includes reference to the undersigned in connection with technical information relating to the Daneros Technical Report, the Whirlwind Technical Report, the Energy Queen Technical Report, the Willhunt Technical Report and the Sage Plain Technical Report and the properties described therein, (10) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, which includes reference to the undersigned in connection with information relating to the Whirlwind Technical Report, the Energy Queen Technical Report, the Willhunt Technical Report and the Sage Plain Technical Report, and the properties described therein, (11) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, which includes reference to the undersigned in connection with information relating to the Whirlwind Technical Report, the Energy Queen Technical Report, the Willhunt Technical Report and the Sage Plain Technical Report, and the properties described therein, and (12) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, which includes reference to the undersigned in connection with information relating to the Whirlwind Technical Report, the Energy Queen Technical Report, the Willhunt Technical Report and the Sage Plain Technical Report, and the properties described therein.

PETERS GEOSCIENCES

/s/ Douglas C. Peters
Name: Douglas C. Peters
Title: Owner

Date: November 15, 2013